[redacted]

08031186

:OMMISSION
549

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12950 Dairy Ashford Road
(No. and Street)

Sugar Land	Texas	77478-3102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Blair (281) 313-6166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Global Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. STUESSEL
Notary Public, State of Texas
My Commission Expires
October 23, 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes ~~in Financial Condition~~. Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED GLOBAL SECURITIES, INC.

Financial Statements and Supplemental Schedules
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2007

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Global Securities, Inc.:

We have audited the accompanying statement of financial condition of United Global Securities, Inc. (a Texas corporation) as of December 31, 2007, and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Global Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
March 27, 2008

UNITED GLOBAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 266,573
Certificates of deposit	792,787
Commissions and fees receivable from insurance companies and mutual funds	4,313
Securities owned - marketable, at market value	14,847
Automobiles, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $48,679	239,969
	$ 1,318,489

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	$ 64,151
Accrued expenses	103,162
Total liabilities	167,313
Stockholder's equity:	
Common stock, no par value; authorized, issued and outstanding 2,000 shares	2,000
Additional paid-in capital	318,145
Retained earnings	831,031
Total stockholder's equity	1,151,176
	$ 1,318,489

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Earnings

Year ended December 31, 2007

Revenue:	
Commissions and fees	$ 2,275,632
Realized losses	(275,054)
Unrealized gains	8,667
Interest and dividend income	53,992
	2,063,237
Expenses:	
Compensation and benefits	838,597
Commissions expense	89,016
Occupancy	118,538
Travel and auto	38,750
Professional fees	181,093
Depreciation	60,488
Advertising and promotion	22,202
Telephone and communications	26,725
Regulatory fees and assessments	5,528
Other operating expenses	80,755
	1,461,692
Net earnings	$ 601,545

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2006	$ 2,000	318,145	207,758	527,903
Contributions - repayment of prior year distributions	-	-	892,000	892,000
Net earnings	-	-	601,545	601,545
Distributions	-	-	(870,272)	(870,272)
Balance at December 31, 2007	$ 2,000	318,145	831,031	1,151,176

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:	
Net earnings	$ 601,545
Adjustments to reconcile net earnings to net cash provided from operating activities:	
Depreciation	60,488
Realized losses	275,054
Unrealized gains	(8,667)
Changes in operating assets and liabilities:	
Receivable from insurance companies and mutual funds	(4,313)
Deposits	8,531
Accounts payable and accrued expenses	(885,430)
Total adjustments	(554,337)
Cash provided from operating activities	47,208
Cash flows from investing activities:	
Purchases of certificates of deposit	(511,644)
Purchases of automobiles, office furniture, equipment and leasehold improvements	(288,648)
Cash used in investing activities	(800,292)
Cash flows from financing activities:	
Distributions to stockholder	(870,272)
Contributions to capital from stockholder	892,000
Cash provided from financing activities	21,728
Net decrease in cash	(731,356)
Cash at beginning of year	997,929
Cash at end of year	$ 266,573

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2007

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of United Global Securities, Inc. is set forth below:

(a) Organization and nature of business - United Global Securities, Inc. (The Company) was incorporated in Texas on October 4, 1993, and is located in Sugar Land, Texas. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

(b) Revenue recognition - Commissions are earned at the time the Company receives acceptance advices from third parties responsible for payment of the commissions and are recognized as of the date of the advice. Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made. Since commissions and fees are paid by national investment firms, no allowance for doubtful accounts is considered necessary.

An annuity firm advances its commissions due to the Company prior to when the commissions are earned. Commissions are advanced upon acceptance of the annuity application by the annuity firm. The commissions are not earned until the client funds are transferred to and accepted by the annuity firm. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

(c) Depreciation - Depreciation of furniture and equipment is provided primarily on the accelerated method over the estimated useful lives of the assets of 5-7 years. Depreciation of automobiles and leasehold improvements is provided primarily on the straight line method over the estimated useful lives of the assets of 5 and 39 years, respectively.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(d) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) Statement of cash flows - For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short-term debt instruments with a maturity of three months or less. The Company paid income taxes of $58,695 in 2007. The Company paid no interest expense in 2007.

(f) Cash - The Company maintains its cash in bank deposit accounts which at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g) Advertising - The costs of advertising are expensed either as incurred or the first time the advertising takes place.

(h) Securities owned - Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings.

(i) The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(j) The State of Texas franchise tax, through December 31, 2006, was the higher of a statutory tax rate of .25% of the Company's capital as of the end of its previous accounting period, or 4.5% of its taxable income for Texas franchise tax purposes for the previous period. The tax on the Company's earnings, in excess of the tax on capital, was accounted for as an expense during the period the earnings are recognized for financial statement purposes.

The State of Texas franchise tax for 2007 and thereafter, is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, if its gross revenue is not in excess of $10,000,000 for 2007. The tax is accounted for as an expense during the period the revenue is recognized for financial statement purposes.

(2) Securities Owned

Securities owned are stated at fair value based on quoted market prices per national securities exchanges. Securities owned consist of 300 shares of NASDAQ Stock Market, Inc.

(3) Automobiles, Furniture, Equipment and Leasehold Improvements

Automobiles, furniture and equipment consist of the following at December 31, 2007:

Automobiles	$ 106,326
Equipment	54,663
Furniture	115,144
Leasehold improvements	12,515
	$ 288,648

(4) Employee Benefit Plans

The Company has a money purchase retirement plan covering employees with two years of service. A minimum of 10% of compensation of eligible employees must be contributed to the Plan. The plan expense for the year ended December 31, 2007, was $47,275.

(5) Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships.

During the year ended December 31, 2006, the Company became dissatisfied with its relationship with a major supplier of the Company's variable annuity business. Management believed that the annuity firm was unresponsive to the needs of the Company's clients. During the year, this annuity firm advanced commissions due to the Company prior to when the commissions were earned. (See Note 1.) As a result of the Company's dissatisfaction with the annuity firm, the Company began sending its clients' annuity applications to another annuity firm. At the close of the year ended December 31, 2006, the Company had virtually halted its business with the annuity firm. On December 31, 2006, the commission advances due to the annuity firm were $892,000.

On December 27, 2006, the annuity firm demanded immediate repayment of the $892,000. The annuity firm's weekly commission statement for the week ended December 26, 2006, also reflected a balance due of $892,000. The Company's stockholder contributed $892,000 to additional paid in capital and the Company complied with the demand for payment on February 1, 2007. On January 22, 2007, the annuity firm advised the Company that the amount due for commission advances was $1,900,000.

The Company is currently involved in litigation with the annuity firm regarding the balance of approximately $1,000,000. The outcome of the litigation is not yet determinable, however, the stockholder intends to contribute the amount of any settlement to additional paid in capital to eliminate any potential reduction in net capital.

(6) Operating Leases

The Company leases its office space from Worldwide Ventures LP, an entity under common control as the Company, under an operating lease that expires on May 1, 2008. Future minimum rental payments of $36,780 are required under the noncancellable operating lease as of December 31, 2007. Rental expense of $102,301 on office space was incurred for the year ended December 31, 2007.

(7) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2007, the Company had net capital of $900,911 which exceeded its required net capital of $11,154 by $889,757. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $13,385. The Company's ratio of aggregate indebtedness to net capital was .19 to 1. There were no liabilities subordinated to the claims of general creditors during 2007.

(8) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

Accounts receivable and accounts payable - Fair value approximates carrying value due to the short-term nature of the instruments.

Schedule I

UNITED GLOBAL SECURITIES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Total stockholder's equity		$ 1,151,176
Less nonallowable assets:		
Commissions and fees receivable	$ 4,313	
Automobiles, furniture, equipment, and leasehold improvements, net	239,969	244,282
Net capital before haircuts on securities positions		906,894
Haircuts on securities:		
Money market mutual funds	2,625	
Certificates of deposit	1,131	
Stock	2,227	5,983
Net capital		$ 900,911
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable		$ 64,151
Accrued expenses		103,162
Total aggregate indebtedness		$ 167,313
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 11,154
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 11,154
Net capital in excess of required minium		$ 889,757
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 884,180
Ratio of aggregate indebtedness to net capital		.19

UNITED GLOBAL SECURITIES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Continued

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007, as amended):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 921,942
Audit adjustments for accounts payable and accrued expenses	(24,617)
Deletion of haircut on undue concentrations	3,586
Net capital per above	$ 900,911

Schedule II

UNITED GLOBAL SECURITIES, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2007

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934. Paragraph (k)(1) of the rule specifies that a broker-dealer must meet all of the following conditions to be exempt from SEC Rule 15c3-3:

- Its dealer transaction (as principal for its own account) must be limited to the purchase, sale and redemption of mutual funds and interests in insurance company separate accounts;
- Its transactions as broker (agent) are limited to the sale and redemption of mutual funds and interests in insurance company separate accounts; the sale of securities of customers to obtain funds for immediate reinvestment in a mutual; and the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States government.
- It promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money to, customers.

As of and for the year ended December 31, 2007, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(1) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
United Global Securities, Inc.:

In planning and performing our audit of the financial statements of United Global Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose on expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of United Global Securities, Inc. for the year ended December 31, 2007, and this report does not affect our report thereon dated March 27, 2008.

> The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
March 27, 2008

END